UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 324th MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 7th, 2017

1.         DATE, TIME AND PLACE: At 17:00 p.m. on July 7, 2017, at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Chairman – Daobiao Chen and Secretary – Gustavo Henrique de Aguiar Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

To elect,  without prejudice to the current Directors' mandate that remains valid and in force, pursuant to item (a), Article 17 of the Bylaws, the following member to the Company’s Executive Board, to serve the term of office of the Board of Executive Officers elected on the 321st Board of Directors’ Meeting held on May 8th, 2017, registered in the Board of Trade n. 284.430/17-1, on June 23rd, 2017, as of the signature of the Instrument of Investiture, i.e. until the meeting of the Board of Directors to be held after the 2019 Annual Shareholders Meeting: Mr. Yumeng Zhao, chinese, married, administrator, bearer of the National Registry of Foreigners (RNE) n. G363924-9 and CPF n. 239.777.708-88, with business address in the city of Campinas, state of São Paulo, at Engº Miguel Noel Nascentes Burnier Road, n. 1755, ZIP Code: 13088-140, as DEPUTY CHIEF OF EXECUTIVE OFFICER.

The Executive Officer hereby elected declare not be legally impeded from performing their duties, and shall be invested in his respective positions upon execution of the Instrument of Investiture drawn up in the Book of Minutes of the Board of Executive Officers, the Consent to Appointment, referred to in the Listing Rules of the Novo Mercado of BM&FBOVESPA, under which he undertake to comply with the rules therein.

Thereby, it is consigned the Company’s Executive Board composition: ANDRE DORF, Chief Executive Officer, YUMENG ZHAO, Deputy Chief Of Executive Officer, GUSTAVO ESTRELLA, Chief Financial And Investors Relations Officer, WAGNER LUIZ SCHNEIDER DE FREITAS, Chief Business Management Officer, KARIN REGINA LUCHESI, Chief Market Operations Officer, LUIS HENRIQUE FERREIRA PINTO, Chief Regulated Operations Officer, LUIZ EDUARDO FRÓES DO AMARAL OSORIO, Chief Legal & Institutional Relations Officer.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary.

For legal purposes, the Portuguese version shall prevail.

Campinas, July 07th, 2017.

Yuhai Hu	Daobiao Chen
Yang Qu	Yumeng Zhao
Andre Dorf	Marcelo Amaral Moraes
Antonio Kandir	Gustavo Henrique de Aguiar Sablewski Secretário.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 13, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.